Contact

www.linkedin.com/in/bradfordallen (LinkedIn)

Top Skills

Strategic Partnerships
Start-ups
Mergers

Brad Allen

Investor and Builder
Laguna Beach, California, United States

Summary

I'm passionate about building and investing in companies that have both societal and environmental impact where technology can be applied to improve quality of life. As a senior leader, advisor and investor, I bring decades of experience in global finance including wealth management, investment banking and venture capital, from NY and LA to Hong Kong and now, the UAE. I'm also a seasoned entrepreneur building technology companies with multiple exits, including NextVR, pioneering immersive live event experiences, culminating in our acquisition by Apple in 2020.

Experience

Tau Capital
Managing Partner
November 2023 - Present (1 year 5 months)
Abu Dhabi, Abu Dhabi Emirate, United Arab Emirates

Venture Noire, a 501c3 NonProfit Organization
Member Board of Directors
May 2023 - Present (1 year 11 months)
Los Angeles, California, United States

VAUNT
Member Board of Directors
September 2018 - Present (6 years 7 months)
Miami, Florida, United States

Clean Earth Acquisition Corp
Member Board Of Directors
March 2021 - December 2023 (2 years 10 months)
United States

Duddell Street Acquisition Corp
Member Board Of Directors

September 2020 - August 2022 (2 years)
Hong Kong SAR

NextVR
Executive Chairman
May 2014 - January 2018 (3 years 9 months)
Laguna Beach, California, United States

Leading VR Company pioneering live steaming in virtual reality; sold to Apple in 2020

Miramar Digital Ventures
Venture Partner
2013 - January 2015 (2 years)
Orange County, California Area

www.miramardv.com

Laguna Capital Partners
Managing Partner
January 2008 - May 2014 (6 years 5 months)
Laguna Beach, California

Pacific Investment Advisors
Chairman
February 2002 - January 2008 (6 years)
Hong Kong

Education

Villanova University